Filed by Leo Holdings Corp. II pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended.

Subject Company: Leo Holdings Corp. II

Commission File No. 001-39865

The following is a press release first made available on January 13, 2023.

Stratospheric Exploration Leader World View to Go Public via SPAC Deal with Leo Holdings Corp. II

World View, a global leader in stratospheric exploration and flight, to be well-positioned to strengthen its leadership position in the stratospheric remote sensing industry

•	World View and Leo Holdings Corp. II (NYSE: LHC) have entered into a definitive merger agreement to create a public company focused on stratospheric exploration and flight

•	Pro forma enterprise value of the combined company is approximately $350 million

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Transaction may provide up to $121 million of gross proceeds to the combined company, assuming no redemptions, and including a contemplated transaction financing to be raised by both parties with target proceeds of $75 million

•	World View and Leo have also teamed with New Vista Capital, who will serve on the Board of the combined company and provide their deep technical, operational, and industrial partner expertise

•

Key active strategic agreements with Sierra Nevada Corporation, ScepterAir/ExxonMobil and Infleqtion will propel the future of World View to continue to advance remote sensing services available from the stratosphere, filling a critical gap in the space imaging and analytics continuum

TUCSON, Ariz., (Jan. 13, 2023) – World View, a global leader in stratospheric exploration and flight, and Leo Holdings Corp. II (“Leo”) (NYSE: LHC), a publicly-traded special purpose acquisition company, today announced that they have entered into a definitive business combination agreement that will result in World View becoming a publicly listed company. The transaction values the combined company at an estimated enterprise value of $350 million. Upon closing of the transaction, the combined company will continue operating as World View.

World View plans to use the capital to expand its global remote sensing business into new markets and industries that stand to benefit from the unique advantages offered by remote sensing via the stratosphere, not available with traditional satellite imaging or fixed-wing aircraft monitoring. World View will also continue developing its next-generation capabilities including its space tourism and research and education businesses.

Transaction Overview

As a result of the transaction with Leo, World View may receive up to $121 million in gross proceeds, assuming no shareholders elect to redeem their shares in connection with the proposed business combination and after giving effect to a proposed transaction financing contemplated to be raised by both of the parties with target proceeds of $75 million.

The Boards of Directors of World View and Leo each unanimously approved the transaction. The transaction will require the approval of the stockholders of World View and the shareholders of Leo and is subject to other customary closing conditions. The transaction is expected to close in the second quarter of 2023.

Additional information about the proposed transaction, including a copy of the merger agreement, will be provided in a Current Report on Form 8-K to be filed by Leo Holdings Corp. II with the Securities and Exchange Commission (the “SEC”) and will be available at www.sec.gov.

World View Investment Highlights

•	Established, post-revenue company with strong national security, research and commercial strategic partnerships and memorandums of understanding (MOUs) in place

•	Near-term revenue visibility across several diverse verticals

•	Demonstrated technology delivers value to large and growing addressable markets

•	Patent-protected technologies and processes, providing attractive barriers to entry

•	Earth-first corporate ethos, including prioritizing stratospheric flight to better understand and protect our planet’s fragile ecosystem

•	Experienced, world-class team of visionaries with deep execution experience and expertise around stratospheric flight and remote sensing services

“Today’s announcement represents a major milestone in World View’s business model,” said Ryan M. Hartman, World View president and CEO. “We exist to inspire, create and explore new perspectives for a radically improved future. This merger with Leo allows us to scale our demonstrated expertise and strong foundation of strategic partnerships to meet the growing market demand for data and analytics from the stratosphere.”

The global remote sensing market is expected to grow to $23 billion by the end of 2027 at 9.8% CAGR (Hexa Research, 2019). World View believes this growth will come from a variety of verticals, including defense and national security, energy and power, agriculture, weather monitoring and other commercial industries.

“World View is already a leader in the burgeoning stratospheric economy, with notable mission successes across several key strategic partners and critical patent-protected technologies,” said Lyndon Lea, president and CEO of Leo. “Combining World View’s proven business model and mission-driven vision for the future with the institutional knowledge of the Leo team, we are excited and confident in World View’s ability to scale its global reach across its commercial and government offerings.”

Filling a Critical Gap in Remote Sensing

World View’s unique approach to remote sensing via stratospheric balloons offers significant advantages not available via the traditional imaging sources of satellites and fixed-wing aircraft. World View offers its customers superior imaging resolution by flying five times closer to Earth than traditional satellites. Additionally, through its proprietary altitude-control technology, World View provides up to 45 days of continuous flight, while delivering persistent, small-radius station keeping over a specific area of interest for several weeks at a time.

World View’s configurable stratospheric remote sensing systems allow governments, organizations and commercial entities to gather data and analytics to meet a variety of mission criteria. Versatility of payloads allows systems to collect data from multiple sensors at once, including electro-optical, short- and mid-wave infrared, radar, hyperspectral, thermal and more.

The data collected from a stratospheric remote sensing flight informs actions across a wide and rapidly expanding range of use cases, including:

•	Command, Control, Communications, Computers, Intelligence, Surveillance and Reconnaissance (C4ISR)

•	Asset monitoring

•	Supply-chain tracking

•	Pipeline and utility line inspection

•	Methane detection

•	Non-invasive energy exploration

•	Wildfire and storm tracking

•	Climate change research

•	Agricultural monitoring

•	Maritime monitoring

•	Communications

Key Strategic Partnerships and MOUs

More than 120 stratospheric flights and 10,275,000 vertical feet flown, World View has provided remote sensing services to leading government and commercial organizations, including NASA, NOAA, United States Department of Defense, United States Air Force, Sierra Nevada Corporation, Raytheon Technologies, Southwest Research Institute and many others.

World View has also several key active strategic partnerships and memorandums of understanding in place, including Sierra Nevada Corporation, ScepterAir/ExxonMobil and Infleqtion. World View expects these partnerships will drive continued advancements in remote sensing services available from the stratosphere across several key industries, filling a critical gap in the existing space imaging and analytics continuum.

Future Capabilities

Buoyed by a spirit of exploration and innovation, World View has continued to identify novel ways to explore and better understand the planet from the stratosphere. This includes better understanding of the stratosphere, itself. The stratosphere is a largely understudied layer of the atmosphere, leading to significant opportunities to design specialized research and education missions for scientists, educators and students. World View is currently developing a more robust research and education mission program to facilitate these scientific missions. One such example is World View’s partnership with NASA to carry student experiments into the stratosphere.

In addition to World View’s quickly growing remote sensing business, in October 2021, World View announced its future expansion into the space tourism and exploration business. This next-generation business unit builds upon World View’s patented technology, expertise, experience flying and navigating the stratosphere. In less than one year after announcing this future capability, over 1,200 participants have already reserved their $50,000 seats, representing the greatest number of seats sold in the space tourism category to date.

To learn more about World View’s expertise pioneering the stratospheric economy, visit worldview.space.

Advisors

Kirkland & Ellis LLP served as legal advisor to Leo. Guggenheim Securities served as exclusive financial advisor to World View and Cooley LLP served as legal advisor to World View. As part of the transaction, Leo has entered into a partnership with New Vista Capital to add industry experts to Leo’s established team that will continue to advise the combined company after the transaction closes.

About World View

World View is a leading global stratospheric exploration company, founded in 2012 and headquartered in Tucson, Arizona. World View has a proven track record of scores of successful stratospheric flights, and is leading a new era of stratospheric exploration to take humanity’s understanding and appreciation of Earth to inspired new heights. With a sharper vision for a brighter future, World View exists to inspire, create and explore new perspectives for a radically improved future. Through its legacy remote sensing business and Stratollite® imaging, and exciting future capabilities with research and engineering missions and space tourism and exploration, World View is working to ensure its ultimate objective: honor the planet so that future generations will feel blessed to call it home. For more information, visit worldview.space.

About Leo Holdings Corp. II and Leo Holdings

Leo Holdings Corp. II, currently listed on the NYSE under the ticker LHC, is a special purpose acquisition company (SPAC) that seeks to invest in entrepreneurially driven growth companies that aim to disrupt existing industries or business models, as well businesses positioned to thrive in the evolving digital information age where changing consumer behavior creates the opportunity for outsized returns. Leo Holdings Corp. II is part of a special purpose acquisition company initiative, Leo Holdings. Leo Holdings was formed by the principals of Lion Capital, which is led by Founder and Managing Partner, Lyndon Lea. Leo Holdings’ management team has extensive experience owning and operating businesses on a global scale and has collaboratively worked together for over 20 years. For more information, visit https://leoholdings.com/.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements included in this Press Release that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,”

“potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. All statements, other than statements of present or historical fact included in this Press Release, including regarding World View’s proposed business combination with Leo (the “Business Combination”), Leo’s ability to consummate the proposed transactions, the anticipated benefits of the proposed transactions and the combined company’s future financial performance, including financial projections, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenue growth, prospects expectations, estimated market growth, size and opportunity, estimated development timeline and process, expected approvals from regulators and related timing, plans and objectives of management, and World View’s future capabilities, product and market opportunities, ability to obtain and maintain strategic relationships, remote sensing capabilities and growth potential, and expectations regarding the growth of the remote sensing and space tourism markets, among others, are forward looking statements. These statements are based on various assumptions, whether or not identified in this Press Release, and on the current expectations of World View’s and Leo’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of World View and Leo. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to: the inability of the parties to successfully or timely consummate the Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination is not obtained; the risk that the Business Combination may not be completed by Leo’s business combination deadline; failure to realize the anticipated benefits of the Business Combination; risks relating to the uncertainty of the projected financial information with respect to World View; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive business combination agreement; the effect of the announcement or pendency of the transaction on World View’s business relationships, operating results, and business generally; risks that the Business Combination disrupts current plans and operations of World View; risks relating to World View’s capital needs and ability to obtain adequate financing; the outcome of any legal proceedings that may be instituted against World View or against Leo’s related to the Business Combination or any related agreements; the ability to maintain the listing of Leo’s securities on a national securities exchange; changes in domestic and foreign business, market, financial, political, and legal conditions and changes in the combined capital structure; the ability to implement business plans, forecasts, and other expectations after the completion of the Business Combination, and identify and realize additional opportunities; risks related to the rollout of World View’s business and the timing of expected business milestones; the effects of competition on World View’s business; the risks of operating and effectively managing growth in evolving and uncertain macroeconomic conditions, such as high inflation and recessionary environments; the risks to World View’s business if internal processes and information technology systems are not properly maintained; risks associated with World View’s operational dependence on independent contractors and third parties; risks associated with World View’s reliance on certain suppliers, including recent global supply chain slowdowns and disruptions; risks and uncertainties related to World View’s international operations, including possible restrictions on cross border investments which could harm World View’s financial position; ability to achieve improved margins and cost efficiency; continuing risks relating to the COVID 19 pandemic; and risks associated with World View’s ability to develop its products and achieve regulatory approvals or milestones on the timelines expected or at all. The foregoing list of factors is not exhaustive. Please carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus to Leo’s registration statement on Form S-1, as amended (File No. 333-249676), the registration statement on Form S-4 to be filed with the SEC by Leo and other documents filed or that may be filed by Leo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of Leo or World View presently know or that Leo or World View currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Leo’s and World View’s expectations, plans or forecasts of future events and views as of the date of this Press Release. Leo and World View anticipate that subsequent events and developments will cause Leo’s and World View’s assessments to change. However, while Leo and World View may elect to update these forward-looking statements at some point in the future, Leo and World View specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Leo’s and World View’s assessments as of any date subsequent to the date of this Press Release. Accordingly, undue reliance should not be placed upon the forward-looking statements. Certain market data information in this Press Release is based on the estimates of World View and Leo management. World View and Leo obtained the industry, market and competitive position data used throughout this Press Release from internal estimates and research as well as from industry publications and research, surveys and studies conducted by third parties. World View and Leo believe their estimates to be accurate as of the date of this Press Release. However, this information may prove to be inaccurate because of the method by which World View or Leo obtained some of the data for its estimates or because this information cannot always be verified due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process.

Important Information

Leo intends to file with the SEC a Registration Statement on Form S-4 (as amended or supplemented, the “Registration Statement”), which will include a preliminary proxy statement/prospectus of Leo, which will be both the proxy statement to be distributed to holders of Leo’s ordinary shares in connection with the solicitation of proxies for the vote by Leo’s shareholders with respect to the proposed Business Combination and related matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the Business Combination. After the Registration Statement is declared effective, Leo will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. Leo’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with Leo’s solicitation of proxies for its shareholders’ meeting to be held to approve the Business Combination and related matters because the proxy statement/prospectus will contain important information about Leo and World View and the proposed Business Combination.

The definitive proxy statement/prospectus will be mailed to shareholders of Leo as of a record date to be established for voting on the proposed Business Combination and related matters. Shareholders may obtain copies of the proxy statement/prospectus, when available, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Leo Holdings Corp. II, 21 Grosvenor Pl, London SW1X 7HF, United Kingdom or by emailing brown@leo.holdings.

Participants in the Solicitation

This press release is not a solicitation of a proxy from any investor or securityholder. However, Leo, World View and Leo Investors II Limited Partnership and their respective directors, officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from Leo’s shareholders with respect to the proposed business combination and related matters. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of Leo and World View in the proxy statement/prospectus relating to the proposed business combination when it is filed with the SEC. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This press release is for informational purposes only and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Contacts

Jack Taylor PR

worldview@jacktaylorpr.com